UNITED STATES	OMB APPROVAL
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FORM 12b-25	SEC FILE NUMBER 000-30877
CUSIP NUMBER
NOTIFICATION OF LATE FILING	G5876H105

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	April 28, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Marvell Technology Group Ltd.
Full Name of Registrant

Former Name if Applicable

Canon’s Court 22 Victoria Street
Address of Principal Executive Office (Street and Number)

Hamilton HM 12 Bermuda
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

As previously announced by Marvell Technology Group Ltd. (the “Company”), a special committee of the Company’s Board of Directors conducted an independent internal review relating to the Company’s historical stock option practices and related accounting matters.  As a result of the investigation, the Company will restate its historical financial statements to record additional non-cash charges for stock-based compensation expense related to past option activity.  The Company  has not yet made a final determination as to the amount of such charges and the resulting tax and accounting impact.  However, the Company currently anticipates recording a total cumulative, pre-tax, non-cash, stock-based compensation expense adjustment ranging from $325 million to $350 million for periods through fiscal 2006.  This amount is a preliminary estimate. As a result, the Company is unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended April 28, 2007 by the prescribed due date for such report.  The Company plans to file its Quarterly Report on Form 10-Q for the fiscal quarter ended April 28, 2007 as soon as practicable following the conclusion of the restatement of its historical stock financial statements, but does not expect that filing to occur on or before the fifth calendar day following the prescribed due date for such report.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Mike Tate	408	222-2500
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☐ Yes ☒ No

	The Company has not yet filed its Forms 10-Q for the fiscal quarters ended July 29, 2006 and October 28, 2006 and its Form 10-K for the fiscal year ended January 27, 2007.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On May 17, 2007, the Company announced preliminary, unaudited revenue for its fiscal quarter ended April 27, 2007.  Net revenue for the fiscal quarter ended April 27, 2007 was $635.1 million, an increase of 22% over net revenue of $521.2 million for the fiscal quarter ended April 29, 2006 and a 2% sequential increase from net revenue of $622.0 million for the fiscal quarter ended January 27, 2007.  On October 3, 2006, the Company announced it will need to restate historical financial statements to record additional non-cash charges for stock-based compensation expense related to past option activity. The Company  has not yet made a final determination as to the amount of these charges or the resulting tax and accounting impact of these actions. However, the Company currently anticipates recording a total cumulative, pre-tax, non-cash, stock-based compensation expense adjustment ranging from $325 million to $350 million for periods through fiscal 2006.  This amount is a preliminary estimate.  As described in Part III above, although the special committee has completed its internal review, the Company has not yet completed the restatement of its historical financial statements.  Until the restatement is complete, the Company cannot determine whether there will be any significant change in results of operations from the corresponding period for the last fiscal year that will be reflected in its Quarterly Report on Form 10-Q for the fiscal quarter ended April 28, 2007, when that report is filed.

Except for the historical information contained herein, the matters set forth in this Form 12b-25, including statements with respect to expectations regarding the timing of filing of the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 28, 2007, are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the discovery of additional information relevant to the special committee’s review, any additional conclusions that may be reached by the Company’s management or the audit committee of the Company’s board concerning matters relating to the Company’s stock option grants, the timing of the completion by the Company’s independent auditors of its audit process regarding the Company’s financial statements, actions that may be taken or required as a result of the special committee’s review, and actions by the Securities and Exchange Commission or other regulatory agencies as a result of their review of the Company’s stock option practices. When the review is complete and the Company files its Form 10-Q, the financial statements may differ from the results disclosed in this Form 12b-25, not only as a result of any required adjustments resulting from restatement, but also because judgments and estimates that management used in preparing the financial results reported in this Form 12b-25 may need to be updated to the date of the filing.  For other factors that could cause the Company’s results to vary from expectations, please see the sections titled “Risk Factors” in the Company’s quarterly report on Form 10-Q for the fiscal quarter ended April 29, 2006, “Additional Risk Factors” in the Company’s current report on Form 8-K filed on October 17, 2006 and “Other Events” in the Company’s current report on Form 8-K filed on April 2, 2007, and other factors detailed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company undertakes no obligation to revise or update publicly any forward-looking statement in this Form 12b-25, except as otherwise required by law.

Marvell Technology Group Ltd.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	June 8, 2007	By	/s/ Mike Tate
Mike Tate
Vice President, Corporate Controller
and Treasurer and
Interim Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).